Form 4 - Exhibit 99
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Name of Reporting Person:   Thomas S. Gifford
Name of Issuer:             Medi-Hut Co., Inc.  [MHUT]
Transaction Date:           August 25, 2005


               Explanation of Responses and Additional Information
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In addition to the shares of Common Stock of the Issuer reported on the Form 4 filed in connection herewith, the reporting person indirectly owns 310,938 shares held in trusts for the benefit of family members of David R. LaVance, of which the reporting person is trustee. The reporting person disclaims beneficial ownership of the securities held in trusts for the benefit of family members of David R. LaVance and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of
Section 16 or for any other purpose.